

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
25F, Rongcheng Yungu, Keji 3rd Road
Xi'an Hi-tech Zone, Xi'an, China

> **Re: Bon Natural Life Limited**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed October 31, 2022**
> **File No. 333-267116**

Dear Yongwei Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1. Revise the cover page to disclose the information set forth in the last sentence of your supplemental response to comment 1 and cross-reference an explanation of the "Negative List." Your disclosure should address how your operations fall outside of the categories covered by the most recent edition of the Negative List, and any relevant guidelines or provisions that informed your determination that the prohibition under the Negative List does not apply to your operations.

2. We acknowledge your response to prior comment 3. However, we note that the cross-reference remains in brackets and it is unclear how the referenced disclosure in the Form 20-F relates to the prospectus disclosure in the document regarding the intercompany

transfer. Please revise accordingly.

Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Laxague, Esq.